UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Operations and Financial Condition.

On February 8, 2022, Gambling.com Group Limited ("Gambling.com Group") issued a press release announcing preliminary 2021 financial results and introducing the financial outlook for fiscal 2022, a copy of which is furnished as Exhibit 99.1 hereto.

The preliminary 2021 financial results contained in the press release do not present all information for an understanding of Gambling.com Group's financial condition as of December 31, 2021 and its results of operations for the fiscal quarter ended December 31, 2021. The review of Gambling.com Group's financial statements for the fiscal quarter ended December 31, 2021 is ongoing and could result in changes to the information in the press release.

The information in this report furnished, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, or to the liabilities of Section 11 and 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), nor shall it be deemed incorporated by reference into any of Gambling.com Group's filings under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: February 8, 2022